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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sorsby Financial Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

676 N. Michigan Ave.   Ste. 3140
(No. and Street)

Chicago   IL   60611-2848
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles C. Sorsby   312-751-0469
                                           (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shapiro, Melvin H.
(Name – *if individual, state last, first, middle name*)

1909 Deercrest Lane   Northbrook, IL   60062
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____ Charles C. Sorsby _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ Sorsby Financial Corp _____ , as

of _____ December 31 _____ , 20 08 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

Linda L. Burney
My Commission Expires
June 29, 2009

NOTARY PUBLIC ★ OFFICIAL SEAL STATE OF ILLINOIS

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SORSBY FINANCIAL CORPORATION

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5

DECEMBER 31, 2008

SORSBY FINANCIAL CORPORATION

CONTENTS

INDEPENDENT AUDITORS' REPORT

FINANCIAL STATEMENTS

STATEMENT OF FINANCIAL CONDITION
STATEMENT OF OPERATIONS
STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT
STATEMENT OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTARY SCHEDULES

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL
   CREDITORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Melvin H. Shapiro
Certified Public Accountant

1909 Deercrest Lane
Northbrook, Illinois 60062

Phone (847) 564-3289

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sorsby Financial Corporation

I have audited the accompanying balance sheet of Sorsby Financial Corporation as of December 31, 2008 and the related statements of operations, changes in shareholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sorsby Financial Corporation as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules included with this report are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melvin H. Shapiro
Certified Public Accountant

Northbrook, Illinois
February 12, 2009

SORSBY FINANCIAL CORPORATION

STAMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$	246,625
Cash on deposit with correspondent		36,117
Receivable from brokers		5,662
Security deposit		2,611
TOTAL ASSETS	$	291,015

LIABILITIES AND SHAREHOLDERS' DEFICIT

LIABILITIES

Accounts Payable	$	1,695
Accrued Payroll		3,929
Payroll taxes withheld and accrued		4,424
Shareholders' subordinated loans payable		288,100
Total Liabilities		298,148

SHAREHOLDERS' DEFICIT

Common stock, no par value: authorized 1,000,000 shares, issued and outstanding 1,000 shares		1,000
Additional paid in capital		56,554
Accumulated deficit		(64,687)
Total Shareholders' Deficit		(7,133)
TOTAL LIABILITIES AND SHAREHOLDER'S DEFICIT	$	291,015

SORSBY FINANCIAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

REVENUE - SALES COMMISSIONS		$ 284,335
OPERATING EXPENSES		
Salaries and Wages	143,661	
Payroll Taxes	11,821	
Accounting and Legal	3,225	
Clearing and Execution Costs	12,358	
Communications Expense	10,220	
Employee Benefits	5,696	
Health Insurance	16,429	
General Insurance	2,255	
Office Supplies and Expense	4,824	
Permits and Licenses	650	
Quotation Expense	2,654	
Regulatory Fees	4,070	
Rent and Occupancy	81,722	
Utilities	1,523	
Postage and Messenger Service	1,947	
		303,055
LOSS FROM OPERATIONS		(18,720)
Other Income - Interest		7,371
NET LOSS BEFORE REPLACEMENT TAX		$ (11,349)
Replacement Tax Expense		$ (2,271)
NET LOSS		$ (13,620)

The accompanying notes are an integral part of this statement.

SORSBY FINANCIAL CORPORATION

STATEMENT OF CHANGES IN SHAREHOLDERS' DEFICIT

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Deficit
Balance-Beginning of Period	$ 1,000	$ 56,554	$ (51,067)	$ 6,487
Net Loss	-	-	(13,620)	(13,620)
BALANCE-END OF PERIOD	$ 1,000	$ 56,554	$ (64,687)	$ (7,133)

The accompanying notes are an integral part of this statement.

SORSBY FINANCIAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash Flows Used By Operating Activities	
NET LOSS	$ (13,620)
Adjustments to reconcile net loss to operating cash flows:	
Decrease in receivable from broker/dealers	4,528
Increase in accounts payable	150
Increase in other assets	(816)
Increase in accrued payroll and taxes	5,021
Net Cash Flow Used By Operations	(4,737)
Net Cash Flow Provided By Investing Activities	-
Net Cash Flow Provided By Financing Activities	-
Net Decrease in Cash and Cash Equivalents	(4,737)
Cash and Cash Equivalents at January 1, 2008	251,362
Cash and Cash Equivalents at December 31, 2008	$ 246,625

The accompanying notes are an integral part of this statement.

SORSBY FINANCIAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in the state of Illinois on August 7,1995. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recognized on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company's net capital and required net capital were $275,436 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 3.65%.

NOTE 3 - INCOME TAXES

The Company has elected S Corporation status for income tax purposes. Income taxes are therefore the responsibility of the individual shareholders of the Company. The company is liable for the state corporate replacement tax.

NOTE 4 - COMMITMENTS

Clearing Agreement - On December 12, 1996 the Company entered into an agreement with a broker/dealer whereby that broker/dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The agreement can be terminated upon 30 days written notice. Under the terms of the agreement the Company is prohibited from entering into a similar agreement with another broker/dealer while this agreement is in effect and the Company may be liable, for a minimum of $5,000, for certain start-up expenses incurred by the clearing broker/dealer if the agreement is terminated. The Company has also agreed to regulatory arbitration and waived its right to court remedies regarding disputes between the Company and the clearing broker/dealer. The Company has deposited $25,000 with the clearing broker/dealer to assure the Company's performance under the agreement. This amount is included in "Cash on Deposit with Correspondent."

NOTE 5 - SHAREHOLDER'S SUBORDINATED LOANS PAYABLE

The sole shareholder had subordinated his loans to the Financial Industry Regulatory Authority, Inc. They are 0% interest bearing.

Their maturities are:

May 31, 2010	$ 50,000
June 30, 2010	90,000
September 30, 2015	50,000
December 31, 2015	98,100
	$ 288,100

NOTE 6 - LEASE

The company occupies premises under a lease expiring December 31, 2010. The annual rent is 39,883 plus real estate taxes and common area maintenance.

Future minimum rentals are:

Year Ending December 31

2009	$ 41,022
2010	42,162
	$ 83,184

SUPPLEMENTARY INFORMATION

SORSBY FINANCIAL CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

Total shareholders' deficit	$ (7,133)
Subordinated loans	288,100
Deductions:	
Nonallowable assets	(3,585)
Haircut on deposit with correspondent	(1,946)
NET CAPITAL	$ 275,436

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3 % of total aggregate indebtedness)	$ 670
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 10,048
Percentage of Aggregate indebtedness to Net Capital	3.65%

Note: There are no material differences between the computations above and the computations included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Accompanying Auditor's Report.

SORSBY FINANCIAL CORPORATION

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2008

SHAREHOLDERS' SUBORDINATED LOANS PAYABLE

Balance – Beginning and end of period $ 288,100

See Accompanying Auditor's Report.

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

Sorsby Financial Corporation

In planning and performing my audit of the financial statements of Sorsby Financial Corporation
for the year ended December 31, 2008, I considered its internal control structure, including
procedures for safeguarding securities, in order to determine my auditing procedures for the
purpose of expressing my opinion on the financial statements and not to provide assurance on the
internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made
a study of the practices and procedures (including tests of compliance with such practices and
procedures) followed by Sorsby Financial Corporation that I considered relevant to the objectives
stated in rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net
capital under rule 17a-3 (a) (11). I did not review the practices and procedures followed by the
Company in making the quarterly securities examinations, counts, verifications and comparisons,
and the recordation of differences required by rule 17a-13 or in complying with the requirements
for prompt payment for securities under section 8 of Regulation T of the Board of Governors of
the Federal Reserve System, because the Company does not carry security accounts for
customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal
control structure and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to assess the
expected benefits and related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess whether those
practices and procedures can be expected to achieve the Commission's above-mentioned
objectives. Two of the objectives of an internal control structure and the practices and
procedures are to provide management with reasonable, but not absolute, assurance that assets
for which the Company has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's authorization
and recorded properly to permit preparation of financial statements in conformity with generally
accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and
procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures
referred to above, errors or irregularities may occur and not be detected. Also, projection of any
evaluation of them to future periods is subject to the risk that they may become inadequate
because of changes in conditions or that the effectiveness of their design and operation may
deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, my study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Sorsby Financial Corporation for the year ended December 31, 2008 and this report does not affect my report thereon dated February 12, 2009. In addition, no facts came to my attention which would indicate the Company was not in compliance with its type k(2) (ii) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that my examination was not directed primarily toward obtaining knowledge of such noncompliance.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Melvin H. Shapiro
Certified Public Accountant

Northbrook, Illinois
February 12, 2009

MELVIN H. SHAPIRO

CERTIFIED PUBLIC ACCOUNTANT